EXHIBIT 99.1

AMARC COMPLETES EXTENSIVE 2024 DRILLING ACROSS ITS JOY, DUKE AND IKE COPPER-GOLD DISTRICTS

November 20, 2024 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce that it has successfully completed 2024 drill and survey programs at its JOY, DUKE and IKE Copper-Gold (“Cu-Au”) Districts, located in British Columbia (“BC”). Amarc is the operator of all programs.

“It has been an incredible year for Amarc as we worked to advance our JOY, DUKE and IKE Districts,” said Dr. Diane Nicolson, President and CEO. “We have completed over 29,000 metres of drilling with up to five rigs operating and also extensive geophysical, geochemical and geological surveys. I would like to acknowledge the hard work and dedication of the Amarc team, and the support of Freeport and Boliden. Drill results are now flooding in and being assessed, in preparation for release over the coming months. We remain extremely enthusiastic about the prospects for these Districts, particularly during a period of positive market sentiment for commodities like gold and copper, which we believe makes Amarc an even more attractive investment opportunity.”

At Amarc’s JOY Cu-Au District (“JOY”) drilling and District-wide geological, geophysical and geochemical programs over the past two years culminated in this year’s discovery focused drilling program.  Work completed included:

•	16,883 m of core drilling in 40 drill holes at seven targets, including the PINE Deposit, the Canyon discovery and the Twins, and Northwest Gossan (“NWG”) deposit targets; and
•	19 line-km of Induced Polarization (“IP”) ground geophysical survey.

The programs at JOY were funded by Freeport McMoRan Mineral Properties Canada Inc. (“Freeport”) through an earn-in agreement established in 2021 (see Amarc’s May 12, 2021 release). The 2024 investment in the JOY District is expected to be approximately $12 million by year end.

A two-phase program was completed at the DUKE Cu-Au District (“DUKE”) during 2024 that included extensive drilling and surface surveys designed to prepare deposit targets for drill testing in 2025.

•	In the winter of 2024, a delineation drilling program was completed at the DUKE Deposit.
o

4,828 m were drilled in nine holes, further defining Cu-Mo mineralization in the central portion of the Deposit as well as identifying potentially important volumes of additional mineralization to the south and north of the main Deposit (see Amarc’s June 25, 2024 release).

•	The 2024 summer program focused on:
o	5,815 m of core drilling in 19 holes, testing of three Cu-Au deposit targets across the prospective Cu-Au District; and
o	121 line-km of ground IP and airborne geophysical surveys to delineate targets for future drill testing.

The programs at DUKE were funded by Boliden Mineral Canada Ltd. (“Boliden”) through a 2022 earn-in agreement (see Amarc’s November 22, 2022 release). The 2024 investment in the DUKE District is expected to be approximately $10 million by year end.

The 2024 program at the IKE Cu-Au District (“IKE”) focused on the potential of the higher grade historical Empress Cu-Au Deposit, where drilling by previous companies of the replacement style mineralization encountered very encouraging Cu and Au grades, for example, hole 76-3 intersected 76.1 m grading 1.74% CuEQ1 (0.92% Cu, 1.42 g/t Au and 4.7 g/t Au) including  10.8 m grading 2.86% CuEQ (0.49% Cu, 4.24 g/t Au and 2.3 g/t Ag) and hole 90-21 intersected 52.4 metres grading 1.81% CuEQ (1.10% Cu, 1.21 g/t Au, 2.5 g/t Ag and 0.004% Mo), including 8.5 m grading 3.52 % CuEQ (1.92% Cu, 2.74 g/t Au, 7.8 g/t Ag and 0.006% Mo)2. The recent drilling focused on confirming these grades and testing extensions of the deposit laterally and to depth.  Self-funded by Amarc, the 2024 program included:

•	25 line-km of IP, 7 km2 of drone aeromagnetics and 31 km2 of LIDAR[3] geophysical surveys;
•	re-logging and re-assaying (1,744 samples) of 23 historical core holes; and
•	1,873 m of core drilling in 9 holes, to test for extensions to the Empress Cu-Au Deposit.

Amarc invested approximately $2.9 million in the IKE District this year.

Notes

1 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and Mo US$15.00/lb and conceptual recoveries of: Cu 85%, Au 72% ,67% Ag and Mo 82%.

2 Further details in Amarc’s 2020 IKE Technical Report https://amarcresources.com/projects/ike-project/technical-report/

3 Remote sensing technology that provides precision measurement of distances.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc solo funded the 2024 work program at IKE. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.